UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2017

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1, 2, 3, 4, 5 and 6 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

I. Receivables Securitization Facility
On March 22, 2017 (the “Closing Date”), the Company entered into a facility (the “Receivables Facility”) to securitize certain of its trade receivables, together with all related security and collections thereof (the “Receivables”), pursuant to the agreements described below. The Receivables Facility refinanced a previous trade receivables securitization facility (the “Previous Facility”) pursuant to which receivables were sold to Beverage Packaging Factoring (Luxembourg) S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg and an indirect subsidiary of RGHL (“BP Factoring Lux”).
Purchase and Sale Agreement
On the Closing Date, Pactiv LLC, a Delaware limited liability company, Reynolds Consumer Products LLC, a Delaware limited liability company, Evergreen Packaging Inc., a Delaware corporation, Blue Ridge Paper Products Inc., a Delaware corporation, Graham Packaging Company, L.P., a Delaware limited partnership, Graham Packaging Plastic Products Inc., a Delaware corporation, Graham Packaging PET Technologies Inc., a Delaware corporation, Graham Packaging PX Holding Corporation, a Delaware corporation, Closure Systems International Inc., a Delaware corporation, Closure Systems International Packaging Machinery Inc., a Delaware corporation, Closure Systems International Americas, Inc., a Delaware corporation, Southern Plastics Inc., a Louisiana corporation and Reynolds Presto Products Inc., a Delaware corporation (each, a “Seller” and collectively, the “Sellers”), Reynolds Group Holdings Inc., a Delaware corporation (“RGHI”), NZGT (BPFT) Trustee Limited (the “Trustee”), as trustee of the Beverage Packaging Factoring Trust (the “Trust”), as buyer, and Beverage Packaging Holdings (Luxembourg) I S.A., a Luxembourg société anonyme (a public limited liability company) (“BPH I”), entered into an Amended and Restated Purchase and Sale Agreement (the “Purchase and Sale Agreement”).
The Trustee is a special purpose subsidiary of The New Zealand Guardian Trust Company Limited. BPH I, a direct subsidiary of RGHL, owns the sole beneficial interest in the Trust and acts as manager of the Trust. All of the other entities referred to in the previous paragraph are indirect subsidiaries of RGHL.
General
The Purchase and Sale Agreement provides for the sale by the Sellers to the Trust of substantially all the Receivables generated by them from time to time after the Closing Date (and, in the case of certain newly-added Sellers not party to the Previous Facility, substantially all the Receivables owned by them immediately prior to the Closing Date). The terms of the Receivables Facility do not result in the derecognition of the Receivables by RGHL.
The Sellers have agreed to accept payments for the sale of the Receivables in accordance with and subject to the provisions of the Purchase and Sale Agreement and the Receivables Loan and Security Agreement described below.
Covenants, Representations and Warranties
The Purchase and Sale Agreement contains customary representations and warranties, including with respect to the Receivables sold thereunder. The Sellers are liable to make a payment to the Trust in case of a breach of a representation relating to the sold Receivables or if the outstanding balance of a sold Receivable is reduced in certain circumstances, but the Sellers are not liable with respect to the credit risk of the sold Receivables.
The Purchase and Sale Agreement contains affirmative and negative covenants that we believe are usual and customary for a receivables facility of this type. The affirmative covenants include reporting covenants, covenants to give notices of certain events, maintain books and records, permit access for due diligence, comply with laws, pay applicable taxes, comply with the credit and collection policy and instruct the obligors under the Receivables to make payments to accounts of the Trust. The negative covenants include covenants limiting the Sellers’ ability to create liens with respect to the Receivables, change their business, change the credit and collection policy and change payment instructions given to the obligors with respect to the Receivables as well as covenants relating to the separateness of the Trust.
Servicing Functions
Under the Purchase and Sale Agreement, the Trust has designated RGHI to perform certain servicing functions with respect to the Receivables purchased by the Trust. RGHI has in turn delegated certain of its duties to the Sellers of the relevant Receivables.
Assignment and Amendment Agreement
On the Closing Date, the Trust, BP Factoring Lux, Beverage Packaging Holdings (Luxembourg) IV S.à r.l, a Luxembourg private limited liability company incorporated and existing under the laws of the Grand-Duchy of Luxembourg (société à responsabilité limitée), BPH I, RGHI and certain of the Sellers entered into an Assignment and Amendment Agreement. The Assignment and Amendment Agreement provides for the assignment and sale to the Trust of all existing Receivables, a bank account and related assets owned by BP Factoring Lux in connection with the Previous Facility and the assumption by the Trust of the related obligations of BP Factoring Lux.
Receivables Loan and Security Agreement
On the Closing Date, the Trust entered into a credit agreement (the “Receivables Loan and Security Agreement”) for a senior secured revolving credit facility with RGHI, BPH I, the Conduit Lenders, Committed Lenders and Facility Agents party thereto from time to time, and Rabobank U.A., New York Branch (“Rabobank”), as Administrative Agent and as Collateral Agent.
General

The Receivables Loan and Security Agreement provides for a revolving credit facility in the amount of up to $600,000,000 (the “Commitments”). Amounts are available under the Receivables Loan and Security Agreement in U.S. dollars and availability shall not exceed an amount (the “Maximum Advance Amount”) calculated based on the pool of eligible Receivables held by the Trust. Detailed provisions govern the application of collections on Receivables and proceeds of loans made under the Receivables Loan and Security Agreement (the “Priority of Payments”), including to pay various expenses and to purchase Receivables from the Sellers pursuant to the Purchase and Sale Agreement. Rather than remitting amounts received upon payment of the Receivables to the lenders, it is expected that the Trust will reinvest such payments to purchase additional Receivables from the Sellers through the term of the Receivables Loan and Security Agreement, subject to the Sellers generating sufficient eligible Receivables to sell to the Trust in replacement of collected balances. The Trust may also use the proceeds from contributions, or advances under the Subordinated Loan Agreement described below, made by BPH I to the Trust to finance purchases of the Receivables from the Sellers.
The final maturity of the Receivables Loan and Security Agreement is March 22, 2022.
Interest Rates and Fees
The loans under the Receivables Loan and Security Agreement bear interest at a rate equal to either (a) the rate for deposits in dollars in the London interbank market for the applicable interest period, plus a margin, or (b) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (x) the prime rate and (y) the overnight federal funds rate plus 0.50%, plus, in each case, a margin.
Default interest will also be payable on overdue amounts at a rate of 2.0% per annum above the amount that would apply to an alternate base rate loan.
The Receivables Loan and Security Agreement bears an unused fee, payable monthly in arrears, based on the daily unused Commitments during the preceding month.
Prepayments
If, on a monthly settlement date, the aggregate amount of outstanding loans exceeds the Maximum Advance Amount, prepayments of the loans will be required in an amount equal to such excess in accordance with the Priority of Payments. The application of proceeds from mandatory prepayments will not reduce the aggregate amount of then effective Commitments under the Receivables Loan and Security Agreement and amounts prepaid may be reborrowed, subject to the then effective Maximum Advance Amount and the then effective Commitments under the Receivables Loan and Security Agreement.
Voluntary prepayments of borrowings under the Receivables Loan and Security Agreement are permitted at any time, in minimum principal amounts as set forth in the Receivables Loan and Security Agreement, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR-based borrowings other than on a settlement date.
Security
Pursuant to the terms of Receivables Loan and Security Agreement, all obligations of the Trust are secured by substantially all assets of the Trust, including a perfected pledge of all the Receivables owned by the Trust and all collections on, and proceeds of, such Receivables.
Because the Receivables are held by the Trust, the Receivables will be available first to satisfy the creditors of the Trust, including the lenders under the Receivables Loan and Security Agreement.
Covenants, Representations and Warranties
The Receivables Loan and Security Agreement contains representations and warranties and affirmative and negative covenants that we believe are usual and customary for a receivables facility of this type. The affirmative covenants include reporting covenants, covenants to give notices of certain events, maintain books and records, permit access for due diligence, comply with laws, pay applicable taxes, comply with the Purchase and Sale Agreement and the other Transaction Documents, comply with the credit and collection policy, hold and manage the Trust’s cash as contemplated under the Priority of Payments and the Receivables Loan and Security Agreement. The negative covenants include covenants limiting the Trust’s ability to change the payment instructions given to the obligors, its bank accounts, its business and its credit and collection policy. In addition, there are restrictions on the Trust’s ability to incur new indebtedness, create liens, merge, consolidate or reorganize itself, make restricted payments, amend or take certain actions under the transaction documents, account for the transfer of the Receivables other than as a true sale of the Receivables and restrictions which limit the transactions and investments the Trust can make or enter into. As manager of the Trust, BPH I has agreed to be primarily responsible for directing the actions of the Trust to comply with its obligations under the Receivables Loan and Security Agreement.
Receivables in the Receivables Facility are subject to customary criteria, limits and reserves.
Termination Events
Termination Events under the Receivables Loan and Security Agreement include nonpayment of interest or other amounts, the outstanding borrowings exceeding the Maximum Advance Amount after application of the Priority of Payments on a settlement date, breach of covenants, cross default to various other agreements entered into in connection with the transactions contemplated under the Receivables Loan and Security Agreement, incorrectness of representations and warranties in any material respect, bankruptcy or insolvency, cross default and cross acceleration of certain material debt, material judgments, certain ERISA events, breach of certain obligations relating to the servicing of the Receivables, change of control, actual or asserted invalidities of the Receivables Loan and Security Agreement, performance undertakings or security documents, breach of certain financial ratios designed to capture events negatively affecting the overall credit quality of the Receivables securing the loans under the

Receivables Facility, failure of BPH I to make subordinated loans when required to purchase receivables, and subordinated loans exceeding a cap, and certain defaults by the Trustee, in each case subject to customary notice and grace period provisions.
Performance Undertakings
RGHL, RGHI, BPH I, each of the Sellers and Rabobank (as Administrative Agent) entered into a Performance Undertaking Agreement pursuant to which all obligations of RGHI and each of the Sellers under the Purchase and Sale Agreement and the other transaction documents are guaranteed by RGHL, RGHI, BPH I and each of the Sellers. In addition, RGHL, Rabobank (as Administrative Agent) and the Trustee entered into a Performance Undertaking Agreement pursuant to which all obligations of BPH I under the Purchase and Sale Agreement and the other transaction documents are guaranteed by RGHL. As is customary for such performance undertakings, the performance guarantors are not guaranteeing the collection of any of the Receivables or the obligations of the Trust under the Receivables Loan and Security Agreement.
Subordinated Loan and Intercreditor Agreement
On the Closing Date, BPH I, the Trust and Rabobank, as Administrative Agent, entered into a Subordinated Loan and Intercreditor Agreement (the “Subordinated Loan Agreement”), pursuant to which BPH I (a) made a $275,000,000 loan to the Trust on the Closing Date, (b) committed to make additional loans to the Trust in an aggregate amount not to exceed $125,000,000 as and when needed to finance the purchase of Receivables under the Purchase and Sale Agreement and (c) may make additional loans at such times and in such amounts as mutually agreed by BPH I and the Trust. The obligations of the Trust under the Subordinated Loan Agreement are subordinated to its obligations under the Receivables Loan and Security Agreement.
Use of Proceeds
The proceeds from the Receivables Facility were used in connection with the refinancing of the Previous Facility.
Copies of the Purchase and Sale Agreement, the Receivables Loan and Security Agreement, the Assignment and Amendment Agreement, the two Performance Undertaking Agreements and the Subordinated Loan Agreement are filed as Exhibits 1, 2, 3, 4, 5 and 6, respectively, to this report. The foregoing description of the Receivables Facility and the underlying agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase and Sale Agreement, the Receivables Loan and Security Agreement, the Assignment and Amendment Agreement, the two Performance Undertaking Agreements and the Subordinated Loan Agreement, which are incorporated herein by reference.

Index to Exhibits

Exhibit No.     Description

1	Amended and Restated Purchase and Sale Agreement, dated March 22, 2017.

2	Receivables Loan and Security Agreement, dated March 22, 2017.

3	Assignment and Amendment Agreement, dated March 22, 2017.

4	Performance Undertaking Agreement, dated March 22, 2017.

5	Performance Undertaking Agreement, dated March 22, 2017.

6	Subordinated Loan and Intercreditor Agreement, dated March 22, 2017.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
March 29, 2017